UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Ener-Core, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

29272A206

(CUSIP Number)

Tsan San Mok
Unit 2101, 21st Floor
MassMutual Tower
33 Lockhart Road
Wanchai, Hong Kong 999077
852-9100-9032

(Name, address, and telephone number of Person
authorized to Receive Notices and Communications)

March 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D
CUSIP No. 29272A206		Page 2 of 5 Pages

1	Name of Reporting Person Tsan San Mok
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 696,056
	8	Shared Voting Power
	9	Sole Dispositive Power 696,056
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 696,056
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 17.05%
14	Type of Reporting Person IN

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SCHEDULE 13D
CUSIP No. 29272A206		Page 3 of 5 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Ener-Core, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 8965 Research Drive, Suite 100, Irvine, California 92618.

Item 2.	Identity and Background.

(a)       This statement is being filed by Tsan San Mok (the “Reporting Person”).

(b)      The residential address of the Reporting Person is Unit 2101, 21st Floor, MassMutual Tower, 33 Lockhart Road, Wanchai, Hong Kong 999077.

(c)       The principal business of Reporting Person is that of engaging in investment in securities for his own account or the entity that he controls, Capital Union Investments Limited (“CUIL”).

(d)       During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similarly misdemeanors).

(e)       During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person has purchased the Common Stock beneficially owned by him using $591,647.60 of the loan proceeds he received from a loan (the “Loan”) from SQ Investment Fund II, LLC (“Lender”). The Loan is evidenced by that certain Secured Promissory Note (the “Note”) attached hereto as Exhibit 99.1. The Note is secured by that certain Stock Pledge Agreement (“Pledge Agreement”) between the Reporting Person and Lender (a copy of which is attached hereto as Exhibit 99.2). Under the Pledge Agreement, the Reporting Person has pledged the shares of Common Stock reported hereby as collateral for the Loan. In addition, the obligations of the Reporting Person under the Note are guaranteed by CUIL pursuant to that certain Secured Guaranty (the “Guaranty”) attached hereto as Exhibit 99.3. The Guaranty is secured by that certain Guarantor Security Agreement between Lender and CUIL (a copy of which is attached hereto as Exhibit 99.4).

Item 4.	Purpose of the Transaction

The Reporting Person holds the shares of Common Stock reported in this Schedule 13D for general investment purposes. Depending among many factors, including overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor to increase or decrease the positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Person may deem advisable.

Except as set forth herein, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraph (a) – (j), inclusive, of Item 4 of Schedule 13D.

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SCHEDULE 13D
CUSIP No. 29272A206		Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)       As of the date of this filing, the Reporting Person beneficially owns 696,056 shares (the “Shares”), or approximately 17.05%, of the outstanding Common Stock of the Issuer. The percentage of Common Stock reported owned by the Reporting Person is based upon 4,081,393 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as disclosed on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2017. The Reporting Person previously loaned the Issuer $500,000 pursuant to that certain Convertible Unsecured Note (“Issuer Note”) dated September 1, 2016. The Issuer Note is currently convertible into Common Stock at a conversion price of $2.50 per share. In connection with the Issuer Note, the Issuer also issued the Reporting Person five Warrants to Purchase Common Stock (the “Warrants”) covering in the aggregate 150,000 shares of Common Stock, each warrant currently with an exercise price of $3.00 per share. The Reporting Person is prevented from converting the Issuer Note or exercising any of the Warrants under the terms of such instruments until the Reporting Person beneficially holds less than 10% of the Common Stock and, therefore, the shares issuable upon conversion and exercise thereof are not included in the shares beneficially owned by the Reporting Person.

(b)       The Reporting Person has sole power to vote the Shares and has sole power to dispose of the Shares.

(c)       Except for the purchase of the Shares in a private transaction on March 15, 2018, no transactions in the Common Stock were effected during the past 60 days by the Reporting Person.

(d)       To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, the proceeds from the sale of, the Shares.

(e)       No applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as provided in Items 3 and 5, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 - Secured Promissory Note dated as of March 15, 2018 issued by the Reporting Person to SQ Investment Fund II, LLC (“Lender”).

Exhibit 99.2 - Stock Pledge Agreement dated as of March 15, 2018 by and between the Reporting Person and Lender.

Exhibit 99.3 - Secured Guarantor made as of March 15, 2018 by Capital Union Investments Limited (“CUIL”) for the benefit of Lender.

Exhibit 99.4 - Guarantor Security Agreement entered into as of March 15, 2018 by and between CUIL and Lender.

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SCHEDULE 13D
CUSIP No. 29272A206		Page 5 of 5 Pages

After reasonable inquiry and to the best of his knowledge and belief, the undersigned each certifies that the information with respect to him set forth in this Statement is true, complete and correct.

Dated: March 26, 2018	/s/ Tsan San Mok
Tsan San Mok

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